

Mail Stop 4631

September 19, 2017

Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima
Reconquista 1088, 7th Floor
Ciudad Autónoma de Buenos Aires, Argentina
Zip Code C1003ABQ

> **Re: Loma Negra Compañía Industrial Argentina Sociedad Anónima**
> **Registration Statement on Form F-1**
> **Filed September 5, 2017**
> **File No. 333-220347**

Dear Mr. Gradin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 36. Please tell us and revise your registration statement to disclose the date that Loma Negra Holding GmbH became the owner of 99.44% of your outstanding capital stock through a corporate reorganization.

Prospectus Summary, page 1

2. We note your response to comment 5 of our letter dated August 9, 2017. Please ensure that the information you include in your summary is balanced, such as more prominent disclosure of your indebtedness. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide

balancing information rather than merely listing generalized risk factors at the end of this section.

Controlling Shareholder, page 4

3. We note your disclosure on page 181. Please revise your disclosure here to reflect Cauê Áustria Holding GmbH's ownership of Loma Negra Holding GmbH as well as InterCement Participações S.A.'s ultimate ownership of Loma Negra Holding GmbH.

Use of Proceeds, page 61

4. We note your response to comment 10 of our letter dated August 9, 2017. Please remove your disclosure regarding use of the proceeds to repay your indebtedness until you can revise such section to include the information required by Item 3.C.4 of Form 20-F.

Management's Discussion and Analysis of Financial Condition, page 75

Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015, page 92

Income Tax Expense, page 99

5. We note your response to prior comment 17 and the revision to your registration statement; however, it is unclear what the adjustment for the share of profit (loss) of associates represents. Please expand your disclosure to discuss the nature of this item, such as whether it represents an adjustment for a foreign tax rate differential, as well as the reason for the material fluctuation between comparative periods.

Certain Relationships and Related Party Transactions, page 183

Other Transactions, page 184

6. We note that you have accepted an offer from Cimpor - Serviços De Apoio à Gestão De Empresas S.A. regarding services to be received in connection with the transfer of technology and technical know-how. Please elaborate on the terms on this arrangement. Please file your agreement with Cimpor as an exhibit. Refer to Instruction 4(b)(1) of the Instructions as to Exhibits of Form 20-F.

Financial Statements, page F-1

2. Basis of Preparation of the Consolidated Financial Statements, page F-48
2.3.1. Business combination between entities under common control, page F-55

7. We note your response to prior comment 37. Please further explain how you determined it was appropriate to not present your historical financial statements as provided in ASC

805-50-45, since the acquisition of Yguazú Cementos was accounted for as a business combination of entities under common control.

<u>4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty, page F-74</u>
<u>4.1.1. Concession of Ferrosur Roca S.A., page F-74</u>

8. We note your response to prior comment 38. To help us better understand your conclusion that the concession of Ferrosur Roca S.A. is not within the scope of IFRIC 12, please:
   - Provide us with a general description of the terms and conditions of the Ferrosur Roca S.A. railway concession;
   - Tell us the public service nature of the obligations you have undertaken via your concession agreement;
   - Tell us to what extent you operate the assets under the concessions for your own use;
   - With reference to the specific terms of your agreement with the Argentine government, please tell us your basis for the statement that "the grantor of the concession does not control or regulate the services the operator must provide with the infrastructure;" and
   - Based upon the terms of the concession agreement, please tell us whether the Argentine government retains any significant residual interest in the railway system when the concession expires in 2023 or if the agreement is terminated.

<u>19. Parent Company, Other Shareholders, Associates, and Other Related Parties Balances and Transactions, page F-90</u>

9. We note your response to prior comment 40; however, it appears to us that in addition to short-term employee benefits, key management personnel compensation refers to post-employment benefits, other long-term benefits, termination benefits, and share-based compensation. We also remind you that key management extends beyond the board of directors as indicated in paragraph 9 of IAS 24. In this regard, please revise your footnote to provide the disclosures required by paragraph 17 of IAS 24.

<u>21. Trade Accounts Receivable, page F-94</u>

10. We note your response to prior comment 41. Please expand your footnote with respect to the railway program receivable to disclose:
    - That the receivable is not considered past-due and has been classified as "to become due" because it relates to the proceeds a claim;
    - When the receivable will become due; and
    - The terms of the receivable and your estimated collection schedule, as previously requested.

36. Receivable from Railway Program Execution Unit, page F-116

11. We note your response to prior comment 42. Please tell us whether a judge has approved the claim of Ps.78 million or when you expect this to occur.

Trust of Administration, page F-116

12. We note your response to prior comment 43 and have the following additional comments:

- Please more fully explain to us how you determined the likelihood of the collection of funds from the Ministry of Transportation is certain and that such amounts will be provided to your suppliers for costs that you incur to improve the railroad system.

- It remains unclear to us how you determined that a Ps84 million gain was appropriate for the year ended December 31, 2016 based upon operating expenses that you incurred in prior periods. Please tell us which accounts were impacted by your gain recognition and how IAS 37 supports your conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: John R. Vetterli, Esq.
        John P. Guzman, Esq.